Exhibit 99.1

POP CULTURE GROUP CO., LTD

(incorporated in the Cayman Islands with limited liability)
(NASDAQ: CPOP)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “AGM”) of Pop Culture Group Co., Ltd (the “Company”) will be held on February 10, 2025, at 9:30 a.m., Eastern Time, at Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, the People’s Republic of China.

Capitalized terms not otherwise defined herein have the meanings given to them in the Company’s current amended and restated articles of association.

The AGM will be held for the purpose of shareholders considering and, if thought fit, passing the following resolutions:

1.      It is resolved as an Ordinary Resolution that the authorized share capital of the Company be increased from US$760,000 divided into 64,400,000 Class A Ordinary Shares of par value US$0.01 each, 10,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each, to US$2,960,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.01 each, 30,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each (the “Share Capital Increase”);

2.      It is resolved as a Special Resolution that subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s current amended and restated memorandum of association to reflect the Share Capital Increase;

3.      It is resolved as an Ordinary Resolution that Zhuoqin Huang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

4.      It is resolved as an Ordinary Resolution that Wenjuan Qiu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

5.      It is resolved as an Ordinary Resolution that Azhen Lin be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

6.      It is resolved as an Ordinary Resolution that Haiquan Hu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

7.      It is resolved as an Ordinary Resolution that Zhidi Lin be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

8.      It is resolved as an Ordinary Resolution that the re-appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending 30 June 2025 be confirmed, ratified and approved; and

9.      It is resolved as an Ordinary Resolution to adjourn the AGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the AGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The board of directors of the Company (the “Board of Directors”) has fixed the close of business on January 6, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, attend and vote at the AGM or any adjournment thereof. Only holders of Class A Ordinary Shares of par value US$0.01 each and Class B Ordinary Shares of par value US$0.01 each of the Company on the Record Date are entitled to receive notice of, attend and vote at the AGM or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2024 annual report, from the Company’s website at cpop.cn or by submitting a request to bodo@cpop.cn.

By Order of the Board of Directors,
/s/ Zhuoqin Huang
Zhuoqin Huang
Chairman of the Board of Directors

Xiamen, China

January 13, 2025

POP CULTURE GROUP CO., LTD

ANNUAL GENERAL MEETING OF SHAREHOLDERS
February 10, 2025
9:30 a.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Pop Culture Group Co., Ltd (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on February 10, 2025, at 9:30 a.m., Eastern Time, at Room 1207-08, No. 2488 Huandao East Road, Huli District, Xiamen City, Fujian Province, the People’s Republic of China, or any adjournment thereof.

Only holders of Class A ordinary shares of par value US$0.01 each (the “Class A Ordinary Shares”) and Class B ordinary shares of par value US$0.01 each (the “Class B Ordinary Shares,” and together with the Class A Ordinary Shares, the “Ordinary Shares”) of the Company of record at the close of business on January 6, 2025 (the “Record Date”) are entitled to receive notice of, attend and vote at the AGM or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third of the outstanding Ordinary Shares carrying the right to vote at the AGM shall form a quorum.

Any shareholder entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date, and each holder of the Company’s Class B Ordinary Shares shall be entitled to 100 votes in respect of each Class B Ordinary Share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the AGM, the following resolutions will be proposed:

1.      It is resolved as an Ordinary Resolution that the authorized share capital of the Company be increased from US$760,000 divided into 64,400,000 Class A Ordinary Shares of par value US$0.01 each, 10,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each, to US$2,960,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.01 each, 30,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each (the “Share Capital Increase”);

2.      It is resolved as a Special Resolution that subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s current amended and restated memorandum of association to reflect the Share Capital Increase;

3.      It is resolved as an Ordinary Resolution that Zhuoqin Huang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

4.      It is resolved as an Ordinary Resolution that Wenjuan Qiu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

5.      It is resolved as an Ordinary Resolution that Azhen Lin be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

6.      It is resolved as an Ordinary Resolution that Haiquan Hu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

7.      It is resolved as an Ordinary Resolution that Zhidi Lin be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company;

8.      It is resolved as an Ordinary Resolution that the re-appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending 30 June 2025 be confirmed, ratified and approved; and

9.      It is resolved as an Ordinary Resolution to adjourn the AGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the AGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1 – 9.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the AGM may do so either in person or by proxy. Those shareholders who are unable to attend the AGM are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules that permit companies to make available their annual report to shareholders on or through the Company’s website, the Company posts its annual reports on the Company’s website. The annual report for the fiscal year ended June 30, 2024 (the “2024 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company has adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2024 Annual Report to shareholders by visiting the Company’s website at cpop.cn. If you want to receive a paper or email copy of the Company’s 2024 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the investor relations contact of the Company, Mike Wu, at bodo@cpop.cn.

PROPOSAL NO. 1

SHARE CAPITAL INCREASE

The Company is proposing to increase its authorized share capital from US$760,000 divided into 64,400,000 Class A Ordinary Shares of par value US$0.01 each, 10,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each, to US$2,960,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.01 each, 30,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each.

Vote Required to Approve Proposal No. 1

Proposal No. 1 will be approved if it receives the affirmative vote of a simple majority of the votes cast at the AGM by the shareholders present in person or represented by proxy and entitled to vote on the proposal.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE SHARE CAPITAL INCREASE.

PROPOSAL NO. 2

ADOPTION OF THE AMENDED MEMORANDUM

The Company is proposing that shareholders consider and approve the Company’s adoption of amended and restated memorandum of association, subject to and immediately following the Share Capital Increase being effected, in substitution for, and to the exclusion of, the Company’s current amended and restated memorandum of association to reflect the Share Capital Increase.

The only change to be made to the Company’s amended and restated memorandum of association pursuant to this Proposal No. 2 is to update paragraph 8 of the amended and restated memorandum of association, such paragraph describing the authorized share capital of the Company following the Share Capital Increase.

A draft of the form of the amended and restated memorandum of association, showing the changes to be made to the Company’s current amended and restated memorandum of association (assuming that shareholders approve Proposals No. 1 and 2 at the AGM), is attached at Annex A of this proxy statement. The form of the amended and restated memorandum of association attached at Annex A is not definitive. Any proposed amendments to the Company’s current amended and restated memorandum of association to reflect Proposals No. 1 and 2 respectively will not be made to the extent such Proposals are not approved by shareholders.

Vote Required to Approve Proposal No. 2

Proposal No. 2 will be approved if it receives the affirmative vote of at least a two-thirds majority of the votes cast at the AGM by the shareholders present in person or represented by proxy and entitled to vote on the proposal.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE ADOPTION OF THE AMENDED MEMORANDUM.

PROPOSAL NO. 3 THROUGH PROPOSAL NO. 7

RE-ELECTION OF CURRENT DIRECTORS

The Board of Directors currently consists of five members. All five current directors named below will seek re-election at the AGM.

The Company’s nominating and corporate governance committee recommends, and the Board of Directors concurs, that the five current directors be re-elected.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his or her appointment is otherwise terminated in accordance with the Company’s amended and restated articles of association.

DIRECTORS FOR RE-ELECTION

Mr. Zhuoqin Huang has been our chief executive officer and chairman of the Board of Directors since May 6, 2020 and director since January 3, 2020. Mr. Huang has served as the chairman of Xiamen Pop Culture Co., Ltd. (“Xiamen Pop Culture”) since May 2016 and its chief executive officer since August 2008. From March 2005 to August 2008, Mr. Huang served as the chief executive officer of Fujian Zhongtian Chuanxun Advertising Co., Ltd. Xiamen Branch Office, an advertising company. From August 2002 to March 2005, Mr. Huang worked as a brand manager of Swire Coca-Cola Beverages Xiamen Ltd., a manufacturer of non-alcohol beverages. Mr. Huang received his bachelor’s degree in Tourism Economic Management from Huaqiao University in 2002.

Ms. Wenjuan Qiu has served as the Vice President and director of our Company since May 2024, and the director of General Manager’s Office of Xiamen Pop Culture, responsible for proposing and implementing business strategies of Xiamen Pop Culture, since July 2013. She has also served as the general manager of Hualiu Digital Entertainment (Beijing) International Culture Media Co., Ltd. (“Hualiu Digital”) since April 14, 2022. Before joining Xiamen Pop Culture and Hualiu Digital, she worked at the Market Development Department of Bang Meng Hui Jun Consulting Co. Ltd., a consulting firm, from July 2009 to June 2013. Ms. Qiu holds a bachelor’s degree in e-commerce from Yango University of Fuzhou University.

Ms. Azhen Lin has served as an independent director of our Company since December 2023. Ms. Lin has also served as the general manager of the general management department at Xiamen Bojie Industrial Co., Ltd (“Xiamen Bojie”), a retailer of hardware and construction materials, since May 2014. She coordinates and manages the human resources department, the administration department, and the procurement department at Xiamen Bojie. She holds a junior college degree in finance accounting from Xiamen Huaxia University.

Mr. Haiquan Hu has served as an independent director of our Company since December 2023. Mr. Hu has also served as the general manager of Giant Master Culture Development Co., Ltd (“Giant Master”), a culture development company, since October 2008, the general manager of Hangzhou Jujiang Star Electronic Commerce Co., LTD (“Jujiang Star”), a multi-channel network provider collaborating with influencers to provide audience development, content programming, creator collaborations, digital rights management, monetization, and/or sales, since June 2020, and the founder of Haiquan Fund, a venture capital fund focusing on artificial intelligence, healthcare, and entertainment areas, since 2013. Mr. Hu is responsible for formulating strategic planning and management policies at both Giant Master and Jujiang Star. At Haiquan Fund, Mr. Hu determines the investment direction of the fund, and is one of the members of the investment committee. He has rich experience in the entertainment and culture industries. Mr. Hu holds a bachelor’s degree in foreign trade from Shenyang Radio and Television University.

Mr. Zhidi Lin has served as an independent director of our Company since December 2023. Mr. Lin has served as the Chief Financial Officer and Secretary of the Board of Directors of Xiamen Kaopu Cloud Co. (“Kaopu Cloud”), a cloud service provider, since May 2019. His experience focuses on financial management and risk management. At Kaopu Cloud, Mr. Lin leads the development of a financial management system and the establishment of an integrated financial control system for budgeting, funding, expense reimbursement, and financial analysis. He also formulates Kaopu Cloud’s internal control system and participates in the operation and management of Kaopu Cloud. Before joining Kaopu Cloud, from July 2018 to May 2019, Mr. Lin served as the Chief Financial Officer and Secretary of the Board of Directors of Yew Wah Landscape Co. (“Yew Wah”), a company providing landscape design, planting, and construction services. Mr. Lin was responsible for Yew Wah’s financial management, including initial public offering

(“IPO”), financial standardization, tax planning, internal control construction, investment, and financing. He was also in charge of equity financing, bank financing, foreign investment, and IPO, and coordinating the daily work of Yew Wah’s Board of Directors. Mr. Lin holds a bachelor’s degree in food science and engineering from Jimei University in 2007, and a master’s degree in economics from Fujian Normal University in 2010.

Vote Required to Approve Proposals No. 3 through No. 7

Proposals No. 3 through No. 7 will be approved if they receive the affirmative vote of a simple majority of the votes cast at the AGM by the shareholders present in person or represented by proxy and entitled to vote on the proposals.

THE BOARD OF DIRECTORS AND THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE RECOMMEND
A VOTE FOR
THE RE-ELECTION OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE.

PROPOSAL NO. 8

RATIFICATION
OF
THE RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s audit committee re-appointed WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2025, and the Board of Directors concurred.

In the event that our shareholders fail to ratify the re-appointment and the authorization, our audit committee will reconsider its selection. Even if the re-appointment is ratified, our audit committee in its discretion may recommend the appointment of a different independent registered public accounting firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

Vote Required to Approve Proposal No. 8

Proposal No. 8 will be approved if it receives the affirmative vote of a simple majority of the votes cast at the AGM by the shareholders present in person or represented by proxy and entitled to vote on the proposal.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND
A VOTE FOR
THE RE-APPOINTMENT OF
WWC, P.C. AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE FISCAL YEAR ENDING JUNE 30, 2025.

PROPOSAL NO. 9

ADJOURNMENT

Proposal No. 9, if adopted, will allow the Board of Directors to adjourn the AGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the AGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals. If Proposal No. 9 is not approved by shareholders, the Board of Directors may not be able to adjourn the AGM to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Vote Required to Approve Proposal No. 9

Proposal No. 9 will be approved if it receives the affirmative vote of a simple majority of the votes cast at the AGM by the shareholders present in person or represented by proxy and entitled to vote on the proposal.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE FOR
THE ADJOURNMENT.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors
January 13, 2025	/s/ Zhuoqin Huang
Zhuoqin Huang
Chairman of the Board of Directors

ANNEX A

Companies Act (Revised)

Company Limited by Shares

____________________________________

AMENDED AND RESTATED

memorandum of association
OF
Pop Culture Group Co., Ltd
普普文化集团有限公司

____________________________________

(Adopted by Special Resolution passed on [date] 2025)

Companies Act (Revised)

Company Limited by Shares

Amended and Restated Memorandum of Association
of
Pop Culture Group Co., Ltd

普普文化集团有限公司

(Adopted by Special Resolution passed on [date] 2025)

1       The name of the Company is Pop Culture Group Co., Ltd.

2       The Company’s registered office is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3       The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4       The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27(2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5       Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)     the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)    insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised); or

(c)     the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6       Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7       The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8       The share capital of the Company is US$2,960,000 divided into 264,400,000 Class A Ordinary Shares of par value US$0.01 each, 30,600,000 Class B Ordinary Shares of par value US$0.01 each and 1,000,000 Class C Ordinary Shares of par value US$0.01 each. Subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)     to redeem or repurchase any of its shares; and

(b)    to increase or reduce its capital; and

(c)     to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)     with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)    subject to any limitations or restrictions and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)    to alter any of those rights, privileges, conditions, limitations or restrictions.

9       The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.